QuickLinks -- Click here to rapidly navigate through this document

Exhibit (k)(7)

September            , 2004

Ares Capital Management LLC
1999 Avenue of the Stars
Suite 1900
Los Angeles, California 90067

Re:
Repayment of Sales Load Advance

Gentlemen:

        In connection with your agreement to pay an additional 1.5% sales load to the underwriters on our behalf in connection with the initial public offering (the "IPO") of Ares Capital Corporation ("ARCC"), we hereby agree as follows:

1.
The amount paid by you (ranging from $3,825,000 to $4,398,750 depending on whether the underwriters exercise their over-allotment option in full) (the "Advanced Amount") shall bear interest on the basis of actual days elapsed in a 360-day year of twelve 30-day months, at a rate of interest equal to London interbank offered rate ("LIBOR") for U.S. dollar deposits for three months plus 2.00% per annum, compounded quarterly, until the Advanced Amount, together with accrued and unpaid interest (the "Final Amount"), is repaid in full. For purposes of calculating interest hereunder, LIBOR for any interest accrual period shall equal the rate, as determined by the Adviser, for U.S. dollar deposits for three months which appears on the Telerate Page 3750 (as defined in the 1987 Interest Rate and Currency Exchange Definitions published by the International Swap Dealers Association, Inc., or such other page as may replace such Telerate Page 3750) as of 11:00 a.m. (London time) on the applicable LIBOR Determination Date, as reported by Bloomberg Financial Markets Commodities News. "LIBOR Determination Date" means, with respect to any Interest Accrual Period, the second business day prior to the first day of such Interest Accrual Period. "Interest Accrual Period" means the period commencing on the date you receive the Advanced Amount (or the date of the next successive Interest Accrual Period) and ending on the date that is three months thereafter.

2.
No later than two business days after a Payment Event (defined below) has been determined to have occurred, we will pay you the Final Amount. In the event of any liquidation, dissolution or winding up of ARCC, the Final Amount will be paid to you prior to the distribution of any assets to the holders of ARCC's common stock. All payments in respect of the Final Amount shall be made to you in U.S. dollars, by cash or by wire transfer of immediately available funds.

3.
A Payment Event means the occurrence of one or more of the following events:

(a)
if during any four calendar quarter period ending on or after the one year anniversary of the date of the closing of the IPO, the sum of (i) ARCC's aggregate distributions to its stockholders and (ii) ARCC's change in net assets (defined as total assets less indebtedness) equals or exceeds 7.0% of ARCC's net assets at the beginning of such period (as adjusted for any share issuances or repurchases) or

(b)
upon any liquidation, dissolution or winding up of ARCC.

4.
The rights and obligations of ARCC hereunder shall be binding upon ARCC and its successors in interest and shall inure to the benefit of you and your successors, assigns, and transferees. Neither party may assign this letter agreement without the consent of the other party hereto.

5.
This Agreement will be governed by and construed under the laws of the State of New York. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this

  Agreement may be brought against any of the parties in the courts of the State of New York, or, if it has or can acquire jurisdiction, in the United States District Court for New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

6.
This letter agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this letter agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

7.
This letter agreement may not be modified, waived, discharged, or terminated orally, but only by an instrument in writing signed by the parties hereto.

8.
If any provision of this letter agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this letter agreement shall be construed as if such invalid or unenforceable provision had never been contained herein.

        Your signature below shall signify your agreement with the foregoing. Please sign two copies of this Agreement, retaining one for your files and returning the other copy to Ares Capital Corporation.

Very truly yours,

ARES CAPITAL CORPORATION
By:
Name: Title:

Duly executed and agreed on September            , 2004.

ARES CAPITAL MANAGEMENT, LLC
By:
Name: Title:

QuickLinks

  Exhibit (k)(7)